

08000173

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

Our Ref: 22277-00002

January 4, 2007

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen

Encl.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 31 DECEMBER 2007

The Directors are pleased to announce that the ordinary resolutions approving the Continuing Connected Transactions were duly passed at the Extraordinary General Meeting held on 31 December 2007.

Reference is made to the circular of China Oilfield Services Limited (the "**Company**") dated 15 November 2007 (the "**Circular**"). Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Directors are pleased to announce that the ordinary resolutions approving the Continuing Connected Transactions were duly passed by the Independent Shareholders by way of poll at the Extraordinary General Meeting held on 31 December 2007.

The Company's H share registrar, Computershare Hong Kong Investor Services Limited, was appointed the scrutineer for vote-taking at the Extraordinary General Meeting.

Details of the poll results in respect of the ordinary resolutions proposed at the Extraordinary General Meeting are as follows:

ORDINARY RESOLUTIONS		CLASS	FOR		AGAINST		Total number of votes
			Number of shares voted	Percentage %	Number of shares voted	Percentage %	
(a)	To approve the master agreement dated 7 November 2007 between the Company and China National Offshore Oil Corporation.	H Shares	593,729,266	100%	0	0	595,748,949
		A Shares	2,019,683		0		
		Total	595,748,949		0		
(b)	To approve the entering into the Oilfield Services (as defined in the circular of the Company dated 15 November 2007 (the "Circular")) and the cap amounts in relation to the Oilfield Services for the three financial years ending 31 December 2010.	H Shares	593,729,266	100%	0	0	595,748,949
		A Shares	2,019,683		0		
		Total	595,748,949		0		
(c)	To approve the entering into the Material and Utilities Services (as defined in the Circular) and the cap amounts in relation to the Material and Utilities Services for the three financial years ending 31 December 2010.	H Shares	593,729,266	100%	0	0	595,748,949
		A Shares	2,019,683		0		
		Total	595,748,949		0		
(d)	To approve the entering into the Property Services (as defined in the Circular) and the cap amounts in relation to the Property Services for the three financial years ending 31 December 2010.	H Shares	593,729,266	100%	0	0	595,748,949
		A Shares	2,019,683		0		
		Total	595,748,949		0		
(e)	To authorise any one director of the Company, or any two directors of the Company if the affixation of the common seal of the Company is necessary, to execute all such other documents, instruments and agreements and do all such things necessary to give effect to the above resolutions.	H Shares	593,729,266	100%	0	0	595,748,949
		A Shares	2,019,683		0		
		Total	595,748,949		0		

As at the date of the Extraordinary General Meeting, the Company had 4,495,320,000 Shares in issue, comprising 1,534,852,000 H Shares and 2,960,468,000 A Shares. Shareholders holding a total of 2,034,852,000 Shares were entitled to vote for or against the resolutions. As noted in the Circular, CNOOC, which is interested in 2,460,468,000 A Shares of the Company, and its associates have abstained from voting in relation to the ordinary resolutions proposed at the Extraordinary General Meeting. There was no holder of Domestic Shares or H Shares who was only entitled to vote against the resolutions at the Extraordinary General Meeting.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

2 January 2008

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

END